21004888

SEC
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Section
DEC 02 2021
Washington DC
415

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28600

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/20 (MM/DD/YY) AND ENDING 09/30/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Searle & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 Greenwich Avenue
(No. and Street)

Greenwich, (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Searle (203) 869-4800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Ave., Suite 165 (Address) Northridge, (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Searle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Searle & Co., Inc., as of September 30, 20 21, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

VIRGINIA G.
NOTARY PUBLIC
MY COMMISSION EXPIRES 11/30/25

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of Searle & Co., Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Searle & Co., Inc. (the "Company") as of September 30, 2021, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
November 23, 2021

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

Searle & Co., Inc.
Statement of Financial Condition
September 30, 2021

Assets

Cash	$	1,068,558
Marketable securities, at fair value		7,615,690
Receivable from clearing broker		2,794,849
Deposit with clearing broker		125,000
Accounts receivable		2,165
Property and equipment, net		9,140
Deposits and other assets		695
Total assets	$	11,616,097

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable and accrued expenses	$	2,533
Commissions payable		200,668
Securities sold short		1,607,974
Payable to clearing broker		5,118
Loan payable		60,840
Total liabilities		1,877,133
Commitments and contingencies		
Stockholder's equity		
Common stock, $1 par value, 2,500 shares authorized, 900 shares issued and outstanding		900
Retained earnings		9,738,064
Total stockholder's equity		9,738,964
Total liabilities and stockholder's equity	$	11,616,097

The accompanying notes are an integral part of these financial statements.

Searle & Co., Inc.
Statement of Income
For the Year Ended September 30, 2021

Revenues	
Commission income	$ 1,581,999
Fee based income	1,567,534
Net gain (loss) on trading securities	1,650,750
Dividend and interest income	346,818
Other income	286,389
Total revenues	5,433,490
Expenses	
Commission expense	1,141,503
Employee compensation and benefits	628,247
Occupancy	89,315
Clearing expenses	251,400
Professional fees	58,631
Regulatory costs	48,070
Communications	72,195
Other operating expenses	381,487
Total expenses	2,670,848
Net income (loss)	$ 2,762,642

The accompanying notes are an integral part of these financial statements.

Searle & Co., Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended September 30, 2021

	Common Stock	Retained Earnings	Total
Balance at September 30, 2020	$ 900	$ 8,177,837	$ 8,178,737
Distributions to stockholder	-	(1,202,415)	(1,202,415)
Net income (loss)	-	2,762,642	2,762,642
Balance at September 30, 2021	$ 900	$ 9,738,064	$ 9,738,964

The accompanying notes are an integral part of these financial statements.

Searle & Co., Inc.
Statement of Cash Flows
For the Year Ended September 30, 2021

Cash flow from operating activities:		
Net income (loss)		$ 2,762,642
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation expense	$ 795	
PPP loan forgiveness	(152,918)	
(Increase) decrease in assets:		
Receivable from clearing broker	2,221,312	
Accounts receivable, net	2,721	
Marketable securities, at fair market	(2,256,145)	
Deposits and other assets	770	
Prepaid taxes	3,452	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	2,533	
Commissions payable	(2,445,777)	
Securities sold short	1,607,974	
Payable to clearing broker	(4,820)	
Net adjustments		(1,020,103)
Net cash provided by (used in) operating activities		1,742,539
Net cash provided by (used in) in investing activities		-
Cash flow from financing activities:		
Repayment of loan payable	(555)	
Distributions to stockholder	(1,202,415)	
Net cash provided by (used in) financing activities		(1,202,970)
Net increase (decrease) in cash		539,569
Cash at beginning of year		528,989
Cash at end of year		$ 1,068,558
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ 11,893	
Income taxes	$ 184,910	

Supplemental disclosure of non-cash information

During the fiscal year ended September 30, 2021, $152,918 of the Company's PPP loan was forgiven.

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Searle & Co., Inc. (the "Company") was incorporated in the state of Connecticut on November 22, 1982. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), the Securities Investor Protection Corporation ("SIPC"), and the Municipal Securities Regulatory Board ("MSRB"). The Company operates two lines of business from separate locations. It provides brokerage services from its Connecticut office to customers who are predominately small and middle-market businesses and upper and middle-income individuals. Its suburban Philadelphia office provides investment and reporting services for Federal Housing Administration assisted properties.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. There were no cash equivalents at September 30, 2021.

Receivable from clearing broker includes commissions earned on securities transactions, and proprietary trading proceeds. These receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectable accounts are immaterial.

Accounts receivable consist of fees due from customers and are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company has adopted FASB ASC 320, Investments -- Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in the statement of income.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company recognizes revenue when the following criteria are met: 1) persuasive evidence of an arrangement exists; 2) delivery has occurred; 3) an established sales price has been set with the customer; 4) collection of the sale revenue from the customer is reasonably assured; and 5) no contingencies exist. Delivery is considered to have occurred when the customer assumes the risk and rewards of ownership.

The Company earns commissions on client transactions in equity securities, debt securities, and other exchange traded products. Commission revenue and related clearing expenses are recorded on a trade-date basis.

The Company earns advisory fee income for investment advisory services performed in accordance with customer agreements. Under agreed terms, these fees are billed based on a predetermined percentage of assets under management and collected monthly or quarterly. The Company recognizes this income as its investment advisory services obligations are performed.

The Company also earns fee income for capital raising and advisory services in accordance with the terms of customer engagement agreements. These fees are typically billed monthly, which corresponds to the completion of its services performance obligations. These services fees are not contingent upon the completion of a transaction.

Interest income is recognized as earned per stated terms, subject to collectability being reasonably assured. Dividend income is recognized when the dividends are declared and when the right to receive payment is established.

Property and equipment are stated at cost net of depreciation. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized and depreciated using the straight-line method. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

With the consent of its shareholder, the Company has elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the shareholder is individually taxed on the Company's taxable income; therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

Advertising costs are expensed as incurred. For the year ended September 30, 2021, the Company expensed $4,019 to other operating expenses for advertising costs.

Certain prior year's balances have been adjusted to reflect changes to the current year's financial statement presentation. These adjustments had no effect on the Company's Statement of Financial Condition or Statement of Changes in Stockholder's Equity.

Searle & Co., Inc.
Notes to Financial Statements
September 30, 2021

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company has an operating lease for office space not subject to ASC 842, according to the short-term lease exemption. The Company recognized $89,315 of rent expense for the year ended September 30, 2021.

Note 2: RECEIVABLE FROM CLEARING BROKER

The Company has a brokerage agreement with Pershing LLC ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. Pursuant to the clearing agreement, the Company introduces all of its customers' securities transactions to its Clearing Broker on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the Clearing Broker. In accordance with the clearance agreement, the Company has agreed to indemnify the Clearing Broker for losses, if any, which the Clearing Broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the Clearing Broker monitor collateral on the customers' accounts. As of September 30, 2021, the receivable from Clearing Broker of $2,794,849 was pursuant to this clearance agreement.

Note 3: DEPOSIT WITH CLEARING BROKER

The Clearing Broker has custody of the Company's clearing deposit which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at September 30, 2021 was $125,000.

Note 4: MARKETABLE SECURITIES, AT FAIR VALUE

Marketable securities, at fair value consist of equity securities and municipal securities. As discussed in Note 1, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. At September 30, 2021, these securities are carried at their fair market value of $7,615,690. The Company also had short positions in US Treasuries which amount to $1,607,974 as of year-end. The accounting for the mark-to-market on proprietary accounts is included in the Statement of Income and the Company recognized a net gain (loss) on trading securities which amounted to a gain of $1,650,750 for the year ended September 30, 20201.

Note 5: PAYABLE TO CLEARING BROKER

As discussed in the Receivable from Clearing Broker (Note 2), the Company conducts securities transactions in its proprietary account at the Clearing Broker on margin. Payable to Clearing Broker at September 30, 2021, was $5,118.

Note 6: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT

The Company complies with FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in an active market for identical assets or liabilities;

Level 2 - Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable;

Level 3 - Assets and liabilities whose significant value drivers are unobservable.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonable determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

Note 6: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT (CONTINUED)

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities.

The condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on the recurring basis as of September 30, 2021:

Assets	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Corporate stocks	$ 6,749,464	$ 6,749,464	$ -	$ -
Preferred stocks	446,220	446,220	-	-
Government & Muni bonds	116,881	-	116,881	-
Debt and other securities	303,125	303,125	-	-
Total Assets	$ 7,615,690	$ 7,498,809	$ 116,881	$ -

Liabilities	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
US Treasuries sold short	$ 1,607,974	$ 1,607,974	$ -	$ -
Total Liabilities	$ 1,607,974	$ 1,607,974	$ -	$ -

Valuation of Securities at Fair Value - Valuation Techniques

Corporate and Preferred Stocks
The Company values securities that are freely tradable and are listed on a national securities exchange at their last sales prices as of the last business day of the year.

Government and Municipal (Muni) Bonds
The fair value of government and municipal bonds is estimated using recently executed transactions, market price quotations (where observable), or bond yield spreads. Government and municipal bonds are generally categorized in Level 1 or Level 2 of the fair value hierarchy.

Debt and Other Securities
The fair value of debt and other securities are estimated using recently executed transactions, market price quotations (where observable), or bond yield spreads. Debt and other securities are generally categorized in Level 1 or Level 2 of the fair value hierarchy.

Note 6: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT (CONTINUED)

US Treasuries

The fair value of US treasuries is estimated using recently executed transactions, market price quotations (where observable), or bond yield spreads. US treasuries are generally categorized in Level 1 or Level 2 of the fair value hierarchy.

Note 7: INCOME TAXES

As discussed in Note 1, the Company has elected the S Corporation tax status; therefore, no federal income tax provision is reported.

The Company is required to file income tax returns in both federal and state tax jurisdictions and is subject to state and local taxes. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state and local purposes is generally three years but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of September 30, 2021, the taxing authorities have not proposed any adjustments to the Company's tax position and the Company does not have any uncertain tax positions as of the year then ended.

During the year ended September 30, 2021, the Company paid $184,910 in state and local taxes included in Other operating expenses shown on the Statement of Income.

Note 8: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event the counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 9: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by major classifications as follows:

Note 9: PROPERTY AND EQUIPMENT, NET (CONTINUED)

			Useful Life
Computer Software	$	118,531	5-7
Leasehold improvements		11,922	15
Total cost of property and equipment		130,453	
Less: accumulated depreciation		(121,313)	
Property and equipment, net	$	9,140	

Depreciation expense for the year ended September 30, 2021 was $795.

Note 10: BANK LOAN PAYABLE

The Company has incurred indebtedness under the CARES Act which will be subject to review, may not be forgivable in whole or in part, and may eventually have to be repaid, potentially with interests, fines, and/or other penalties. The Company signed the loan documents under the SBA Paycheck Protection Program of the CARES Act on April 4, 2020 and received the loan proceeds of $214,313 on May 8, 2020. On August 27, 2021, $152,918 of the Company's PPP loan was forgiven. As of September 30, 2021, the outstanding loan balance was $60,840 included on the Statement of Financial Condition. There are no prepayment penalties on the loan which bears interest at the standard SBA PPP loan rate of 1% which is set to mature two years from the date the funds were disbursed.

Note 11: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending September 30, 2021, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 12: COMMITMENTS AND CONTINGENCIES

Contingencies

The Company maintains several bank and investment accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended September 30, 2021, the cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts. Management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 13: SUBSEQUENT EVENTS

The Company has evaluated events and transactions subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events or transactions which took place that would have a material impact on its financial statements.

Note 14: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on September 30, 2021, the Company had net capital of $8,598,380 which was $8,498,380 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($264,041) to net capital was 0.03 to 1, which is less than the 15 to 1 maximum allowed.

Supplemental Information

Searle & Co., Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to SEC Rule 15c3-1
As of September 30, 2021

Computation of net capital		
Common stock	$ 900	
Retained earnings	9,738,064	
Total stockholder's equity		$ 9,738,964
Less: Non-allowable assets		
Accounts receivable, net	(2,165)	
Property and equipment, net	(9,140)	
Deposits and other assets	(695)	
Total non-allowable assets		(12,000)
Less: Other deductions and charges	(3)	
Total other deductions and charges		(3)
Net capital before haircuts		9,726,961
Less: Haircuts on securities		
Haircut on equity securities	(1,098,749)	
Haircut on debt securities	(7,597)	
Undue concentration	(22,235)	
Total haircuts on securities		(1,128,581)
Net capital		8,598,380
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 17,603	
Minimum dollar net capital required	$ 100,000	
Net capital required (greater of above)		(100,000)
Excess net capital		$ 8,498,380
Ratio of aggregate indebtedness to net capital	.03 : 1	

There was no material difference between the net capital computation shown here and the net capital computation shown on the Company's most recently filed Form X-17A-5 Part IIA dated September 30, 2021.

See Report of Independent Registered Public Accounting Firm

Searle & Co., Inc.
Schedule II - Computation for Determining of Reserve Requirements Pursuant to SEC Rule 15c3-3
As of September 30, 2021

A computation of reserve requirements is not applicable to Searle & Co., Inc. as the Company qualifies for exemption under SEA Rule 15c3-3 (k)(2)(ii) and as a non-covered firm because the Company provides advisory and consulting services. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

Searle & Co., Inc.
Schedule III - Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3
As of September 30, 2021

Information relating to possession or control requirements is not applicable to Searle & Co., Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii) and as a non-covered firm because the Company provides advisory and consulting services. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

Searle & Co., Inc.

Report on Exemption Provisions

Pursuant to 17 C.F.R. § 15c3-3(k)

For the Year Ended September 30, 2021

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of Searle & Co., Inc.:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Searle & Co., Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Searle & Co., Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) and the non-covered firm provision (the "exemption provisions") as the Company provides advisory and consulting services and (2) Searle & Co., Inc. stated that Searle & Co., Inc. met the identified exemption provisions throughout the most recent fiscal year ended September 30, 2021 without exception. Searle & Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Searle & Co., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the non-covered firm provision.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
November 23, 2021

Searle & Company
333 Greenwich Ave.
Greenwich, CT 06830
203-869-4800
203-661-2310 (fax)
Members FINRA/SIPC

Assertions Regarding Exemption Provisions

We, as members of management of Searle & Co., Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company claims exemption from the custody and reserve provisions of SEA Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii) and as a non-covered firm because the Company provides advisory and consulting services. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

The Company met the identified exemption provisions without exception throughout the most recent fiscal year ended September 30, 2021.

Searle & Co., Inc.

By:

(Robert Searle, President)

Searle & Co., Inc.

Report on the SIPC Annual Assessment

For the Year Ended September 30, 2021

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To Those Charged with Governance and the Stockholder of Searle & Co., Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Searle & Co., Inc. and the SIPC, solely to assist you and SIPC in evaluating Searle & Co., Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2021. Searle & Co., Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in the most recently filed Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2021 with the Total Revenue amount reported in the most recently filed Form SIPC-7 for the year ended September 30, 2021, noting no differences;

3) Compared any adjustments reported in the most recently filed Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in the most recently filed Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the most recently filed Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Searle & Co., Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended September 30, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Searle & Co., Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
November 23, 2021

Searle & Co., Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended September 30, 2021

		Amount
Total assessment	$	7,453
SIPC-6 general assessment Payment made on April 26, 2021		(2,623)
Less prior overpayment applied		(4,210)
SIPC-7 general assessment Payment made on October 25, 2021		(4,830)
Total assessment balance (overpayment carried forward)	$	(4,210)